
                                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4                                                    Washington, D. C. 20549

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(   ) Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

(Print or Type Responses)

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|                                                     |                                       |                                    |
|1.Name and Address of Reporting Person *             |2.Issuer Name and Ticker/Trading Symbol|6.Relationship of Reporting         |
|                                                     | Fairchild International Corporation   | Person(s) to Issuer                |
|                                                     |     (FRCD)                            |       (Check All Applicable)       |
|Grace                  Robert                   D.   |---------------------------------------| ( X ) Director      (   ) 10% Owner|
| (Last)               (First)                (Middle)|3.IRS Identifica-|4.Statement for      | ( X ) Officer       (   ) Other    |
|                                                     | tion Number of  | Month/Year          | (Give Title below)  (Specify below)|
|#600 - 595 Hornby Street                             | Reporting       |                     |                                    |
|                    (Street 1)                       | Person, if      |    August, 2001     |       President and CEO            |
|                                                     | an entity       |---------------------|------------------------------------|
|                                                     |     (Voluntary) | 5.If Amendment,     |7.Individual or Joint/Group Filing  |
|                    (Street 2)                       |                 | Date of Original    |       (Check Applicable)           |
|                                                     |                 |     (Month/Year)    | Form filed by:                     |
|Vancouver              BC          Canada  V6C 1A4   |                 |                     |  (X) One Reporting Person          |
| (City)                              (State)   (Zip) |                 |                     |  ( ) More Than One Reporting Person|
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                          Table I  -  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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|1 Title of Security             |2 Trans- |3 Trans-  |4 Securities Acquired   |5 Amount of   |6 Ownership|7 Nature of Indirect    |
|  (Instruction 3)               | action  | action   | (A) or Disposed of (D) | Securities   | Form:     | Beneficial Ownership   |
|                                | Date    | Code     | (Instructions 3, 4, 5) | Beneficially | Direct(D) |    (Instruction 4)     |
|                                | (Month/ | (Instr 8)|------------------------| Owned at     |    or     |                        |
|                                |  Day)   |----------|  Amount   |(A)| Price  | End of Month |Indirect(I)|                        |
|                                |  Year)  | Code | V |           |(D)|        |(Instrs 3, 4) | (Instr 4) |                        |
|--------------------------------|---------|------|---|-----------|---|--------|--------------|-----------|------------------------|
|Common Stock                    |08-01-01 |  S   |   |  10,000   | D | $0.20  |      150,000 |     D     |                        |
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|Common Stock                    |08-01-01 |  S   |   |  10,000   | D | $0.21  |      140,000 |     D     |                        |
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|Common Stock                    |08-02-01 |  S   |   |  10,000   | A | $0.23  |      130,000 |     D     |                        |
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|Common Stock                    |08-02-01 |  S   |   |  10,000   | A | $0.22  |      120,000 |     D     |                        |
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|Common Stock                    |08-03-01 |  S   |   |  10,000   | A | $0.215 |      110,000 |     D     |                        |
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|Common Stock                    |08-03-01 |  S   |   |  10,000   | A | $0.22  |      100,000 |     D     |                        |
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|Common Stock                    |08-07-01 |  S   |   |  10,000   | A | $0.25  |       90,000 |     D     |                        |
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|Common Stock                    |08-08-01 |  S   |   |  10,000   | A | $0.295 |       80,000 |     D     |                        |
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|Common Stock                    |08-15-01 |  S   |   |   5,000   | A | $0.42  |       75,000 |     D     |                        |
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|Common Stock                    |08-15-01 |  S   |   |   5,000   | A | $0.50  |       70,000 |     D     |                        |
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|Common Stock                    |08-17-01 |  S   |   |  10,000   | A | $0.25  |       60,000 |     D     |                        |
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|                                |         |      |   |           |   |        |              |           |                        |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-97)


                                                             FORM 4 (Continued)
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                            Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g. puts, calls, warrants, options, convertible securities)
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|            |        |        |        |                 |                 |                  |        |        |       |         |
|1.Title of  |2.Con-  |3.Trans-|4.Trans-|5.Number of      |6.Date           |7.Title and Amount|8.Price |9.Number|10.Own-|11.Nature|
| Derivative | ver-   | action | action | Derivative      | Exercisable and | of Underlying    | of     |of Deri-|ership | of      |
| Security   | sion   | Date   | Code   | Securities      | Expiration Date | Securities       | Deri-  |vative  |Form of|Indirect |
| (Instr 3)  | or     | (Month/| (Instr | Acquired (A) or | (Month/Day/Year)|(Instructions 3,4)| vative |Secur-  |of Der-|Benefici-|
|            | Exer-  | Day/   |   8)   | Disposed of (D) |-----------------|------------------| Sec-   |ties    |ivative|al       |
|            | cise   | Year)  |        |(Instrs 3, 4, 5) | Date   | Expir- |         |Amount  | urity  |Owned at|Securi-|Ownership|
|            | Price  |        |--------|-----------------| Exer-  | ation  |  Title  |or Num- |(Instr  |End of  |ties:  |(Instr 4)|
|            | of     |        |Code| V |  (A)   |  (D)   | cisable| Date   |         |ber of  |   5)   |Month   |Direct |         |
|            | Deriva-|        |    |   |        |        |        |        |         |Shares  |        |(Instr4 |(D) or |         |
|            | tive   |        |    |   |        |        |        |        |         |        |        |        |Indi-  |         |
|            | Securi-|        |    |   |        |        |        |        |         |        |        |        |rect(I)|         |
|            | ty     |        |    |   |        |        |        |        |         |        |        |        |(Instr |         |
|            |        |        |    |   |        |        |        |        |         |        |        |        |   4)  |         |
|------------|--------|--------|----|---|--------|--------|--------|--------|---------|--------|--------|--------|-------|---------|
|Option to   | $0.073 |        |    |   |        |        |05-23-01|05-23-04|Common   | 540,000| (1)<F1>| 540,000|   D   |         |
| Buy        |        |        |    |   |        |        |        |        | Stock   |        |        |        |       |         |
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|            |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
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|            |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
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|            |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
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|            |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
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Explanation of Responses:

(1)<F1> On May 23, 2001, Fairchild Internationaql Corporation (the "Issuer") granted Mr. Grace an option to purchase 700,000 shares of its common stock at $0.073 per share, exercisable immediately for a period of three years from the date of issuance. These options were granted as compensation for services provided to the Issuer.


                                                                  /S/ROBERT GRACE                              09/12/01
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                                                                 **  Signature of Reporting Person               Date

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    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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